EXHIBIT E
[Projection LLC Letterhead]
September 15, 2008
The Special Committee of the Board of Directors of International Shipholding Corporation
11 North Water Street, Suite 18290
Mobile, AL 36602
Members of the Special Committee:
     On behalf of Projection LLC, I was pleased to learn that the International Shipholding Board of Directors unanimously voted to form a Special Committee to review the proposal we submitted to you on September 2, 2008 to acquire the Company for $25.75 per share in cash.
     We look forward to participating in the Special Committee’s process to maximize value for all International Shipholding stockholders and to creating a stronger combined company. Although we believe our current proposal delivers significant value to your stockholders, we would like to reiterate that we are prepared to consider additional nonpublic information that may support a higher valuation.
     Our leadership team and advisors remain prepared to meet with you and your advisors at your earliest convenience to conduct the necessary due diligence and negotiate a merger agreement. As always, you can reach me in my office or on my cell phone. We look forward to hearing from you soon.
Very truly yours,

/s/ Philip J. Shapiro
Philip J. Shapiro
Chairman of the Board, President and Chief Executive Officer
Projection LLC